NOL

09047040

17 September 2009

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the Clarification Statement regarding various press reports on the signing of an agreement between Neftech and NOL subsidiary APL (16 September 2009). Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Encs

/cl

dlw 9/30

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Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605

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Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	17-Sep-2009 17:20:36
Announcement No.	00057

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Announcement Title *	Clarification Statement re various press reports on the signing of an agreement between Neftech and NOL subsidiary APL (16 September 2009)
Description	Please see attached.
Attachments	Neftech_SGX_clarify_17Sep09.pdf Total size = **29K** (2048K size limit recommended)

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SEC Exemption
No. 82-2605

NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

Clarification Statement re various press reports on the signing of an agreement between Neftech and NOL subsidiary APL (16 September 2009)

Neptune Orient Lines Limited (NOL) wishes to clarify that comments reported in various media reports on 17 September 2009, which detailed a quantum of cost savings to be derived from the adoption of the Neftech fuel efficiency system, were not conveyed by an NOL press statement or made by representatives of NOL or its subsidiary APL.

On 16 September 2009, APL signed an agreement with Neftech to install its fuel system on 20 APL ships over 18 months from the commencement of the agreement. As Neftech is a new technology, there is an inherent risk that potential costs savings may or may not materialise. This will not become apparent until after the system has been fully installed and operational for some period of time.

Moreover, in line with its environmental policy, APL regularly reviews, trials and adopts a range of technologies to reduce carbon emissions and fuel consumption - Neftech is one such system.

The agreement between Neftech and APL is not expected to have any material effect on the net tangible assets or earnings per share of the NOL Group for the current financial year.

BY ORDER OF THE BOARD

Wong Kim Wah (Ms)
Company Secretary

17 September 2009